www.linkedin.com/in/
jeromerobinson2122 (LinkedIn)

Top Skills

Business Strategy
IT Sales
Project Management

Languages

English

Certifications

Certified Sales Professional (CSP)
Tech Recruiter Certification

Jerome Robinson

Business Development Executive at DTI
Chicago, Illinois, United States

Summary

Currently responsible for managing/expanding existing accounts and developing new client relationships within an assigned portfolio of accounts across a geographic region/industry vertical. Also, fostering key business relationships, develop client-specific value-driven solutions, and increase sales and meet expectations for profitability and client satisfaction. Currently heading up all things dealing with Power, Utilities, and Renewable Energy.

Experience

DTI (Diversified Technology Inc.)
Business Development Specialist
August 2021 - Present (4 years 1 month)

UTIX
Business Development Operations Specialist
August 2017 - Present (8 years 1 month)

Create and develop marketing strategies for clients' product line.

Create and implement effective solutions relating to business workflow issues.

Develop product presentation and demonstration strategies.

Build customer base for clients' products or services.

Research and identify marketing trends for clients' products.

Train, mentor and lead marketing and sales professionals.

Support and drive sales and marketing teams in achieving hundred percent outcomes.

Algotech
Project Manager Team Lead
December 2016 - September 2018 (1 year 10 months)
Chicago, Illinois

MorphoTrust USA
Computer Support Technician

July 2016 - January 2017 (7 months)
Chicago, Illinois

Cooper Concepts
Key Account Manager
June 2015 - May 2016 (1 year)
Greater Chicago Area

Education

DeVry University
Network and System Administration/Administrator w/ Cisco Networking
Fundamentals · (2014 - 2016)

Morton College
Associate's Degree, Associates In Liberal Arts · (2008 - 2010)

Saint Patrick High School Chicago
Diploma · (2004 - 2008)

Lewis University
Psychology · (2010 - 2011)